Our Customer Beachhead

The demographics of our early adopter evangelists

SOURCE: EDELMAN INTELLIGENCE/ UPWORK INC. © 2020

An online survey of 6,001 U.S. adults who have done paid work in the past 12 months

Audiences surveyed

6,001 U.S. Workers Overall U.S. adults 18+ who have earned income from work within the past 12 months, including both freelancers and non-freelancers

2,132 Freelancers Individuals who have engaged in supplemental, temporary, project- or contract-based work, within the past 12 months

3,869 Non-freelancers Individuals who earned income through work but have not engaged in supplemental, temporary, project- or contract-based work, within the past 12 months.

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Americans that Freelanced by Gender in 2020

38%

62%





38%

38% of Americans that Freelanced in 2020 were Aged between 24 and 40

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38%



had a Bachelor's Degree

26%



had a Master's Degree

53%



Americans that freelanced selling skilled services



Freelancing Frequency

Americans that freelanced in 2020


37%
Daily


32%
Weekly



62%

of Americans that Freelanced in 2020 were not Caregivers



Workplace of Choice for Freelancers

8%



About Half the Time Working Remote

20%



More thank Half the Time Working Remote

26%



Working Remote All the Time

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Proportion of Occupation that Freelance in 2020 in the US



Art & Design
Entertainment
Computers & Mathematics
Architecture
Finance & Business
Management
29%
31%
42%
42%
55%
75%



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